

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Mr. Sujit Sircar
Chief Financial Officer
iGATE Patni Group
6528 Kaiser Drive
Fremont, CA 94555

> Re: **Patni Computer Systems Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32692**

Dear Mr. Sircar:

We have reviewed your letter dated September 13, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 30, 2011.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1. We note from your response to our previous comment 1, you have 6 directors and 9 executive officers.   However, in the Form 20-F you list 14 directors, one of which is also the chief executive officer and 15 other executive officers. We further note that there were multiple changes made to the board of directors and executive officers in 2011 due to various resignations and appointments as disclosed in your Form 6-K filings. Please clarify the results of all of these changes and tell us who the directors and the executive officers are as of June 30, 2011, noting which are U.S. citizens or residents.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets, page 53

2.   We note your response to our previous comment 2. Please confirm for us that you will expand your critical accounting policy for assessing goodwill for impairment to include how you use a control premium in your analysis and why you believe it is appropriate.

Item 15. Controls and Procedures, page 98

3.   We note your response to prior comment 4 and it remains unclear why you believe the senior personnel that are primarily responsible for preparing and supervising the preparation of your financial statements and the evaluation of your internal control over financial reporting have the requisite U.S. GAAP experience. Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. In this regard please explain further the following:

- With regards to your CFO, please explain further your reference that he or she is a fellow of the American Institute of Certified Public Accountants;
- We note that for each of the individuals referenced in your response (Chief Financial Officer, Vice President- Head Corporate Accounting, Vice President - Head of Revenue Assurance & Internal Systems, Vice President - Head of Global Taxation, Vice President - Head Internal Audit, Vice President- Head of Finance - North America, Vice President - Head of Finance Rest of the World and Audit Committee Financial Expert) you provide their number of years of professional experience. For each of these individuals, please describe in greater detail the nature of their experience and tell us specifically how their responsibilities provided them with the relevant U.S. GAAP experience. Include in your response the names of the companies where they worked, their title and the specific U.S. GAAP related job responsibilities. If any of the experience was obtained while working at a public accounting firm, then please provide details of their relevant audit experience, including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;
- Also explain further to what extent iGATE's Group CFO, Group Chief Accounting Officer, Senior Group Manager of Corporate Reporting and Audit Committee will be involved in the company's financial reporting process. Also, please provide the information as requested in the preceding bullet point as it relates to each of these individuals;

- Tell us whether any of the individuals noted have received their bachelors or master's degrees from any U.S. institutions or whether any individuals hold professional designations such as Certified Public Accountant in the U.S; and
- To the extent that these individuals attended training courses and conferences, please describe in greater detail the external accounting training that each has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.

Item 17. Financial Statements

Notes to Consolidated Financial Statements

Note 25. Commitments and Contingencies, page F-62

4. We note your response to our comment 5. We further note on page F-63 you include disclosure that the company is also involved in lawsuits and claims which arise in ordinary course of business and that no such matters pending are expected to be material in relation to its business. Please clarify this disclosure in future filings to note the expected impact of any lawsuits or claims in terms of materiality with respect to the company's financial statements.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456.If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief